Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated November 30, 2011

Relating to Preliminary Prospectus Supplement dated November 30, 2011

Registration Statement No. 333-169401

Transocean Ltd. Investor Relations and Communications Dept.

Analyst Contacts:	Thad Vayda	News Release
+1 713-232-7551

Chris Kettmann
+1 713-232-7420

Media Contact:	Guy A. Cantwell	FOR RELEASE: November 30, 2011
+1 713-232-7647

TRANSOCEAN ANNOUNCES

PROPOSED SENIOR NOTES OFFERING

ZUG, SWITZERLAND, Nov 30, 2011 — Transocean Ltd. (NYSE: RIG) (SIX: RIGN) today announced the proposed public offering of senior notes of its wholly-owned subsidiary, Transocean Inc. Transocean Ltd. expects to fully and unconditionally guarantee the senior notes.

Transocean Inc. intends to use a portion of the net proceeds from the offering to fund (after the application of the proceeds of Transocean Ltd.’s previously announced equity offering) the expected repurchase of its 1.50% Series B Convertible Senior Notes due December 2037 that holders of the Series B Convertible Senior Notes may require it to repurchase in December 2011. In addition, Transocean Inc. intends to use a portion of the net proceeds from the offering to refinance all commercial paper notes outstanding under its commercial paper program. Transocean Inc. plans to use the remainder, if any, of such net proceeds for general corporate purposes in its operations, including but not limited to capital expenditures, acquisitions or repayment or refinancing of debt. Pending application of the net proceeds from the sale of the senior notes, Transocean Inc. intends to invest such proceeds in cash or cash equivalents.

On November 29, 2011, Transocean Ltd. priced an offering for 26,000,000 of its shares and granted the underwriters in such offering a 30-day option to purchase up to 3,900,000 additional shares to cover over-allotments, if any. The closing of this offering of senior notes is not contingent upon the closing of Transocean Ltd.’s offering of its shares.

Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Mitsubishi UFJ Securities (USA), Inc., Wells Fargo Securities, LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as joint book-running managers of the underwriters in the offering.

The senior notes will be issued under a shelf registration statement filed by Transocean Ltd. and Transocean Inc. with the Securities and Exchange Commission on September 16, 2010, which became automatically effective.

This press release is neither an offer to sell nor a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering of these securities will be made only by means of a prospectus and related prospectus supplement. The senior notes may not be publicly offered, sold or advertised, directly or indirectly, in Switzerland. When available, copies of the prospectus and related prospectus supplement in respect of any of these securities may be obtained from Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, New York, NY 11717, via telephone at 1-888-603-5847, or by e-mailing: Barclaysprospectus@broadridge.com, Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, NY 10010, via telephone at 1-800-221-1037, and Mitsubishi UFJ Securities (USA), Inc., 1633 Broadway 29th Floor, New York, NY 10019 or via telephone at 1-877-649-6848.

Forward-Looking Statements

Statements included in this news release regarding purchases of the Series B Convertible Senior Notes, Transocean Ltd.’s equity offering and the timing, use of proceeds and other aspects of the proposed offering are forward-looking statements that involve certain assumptions. These statements involve risks and uncertainties including, but not limited to, market conditions, closing conditions, actions by holders of the Series B Convertible Senior Notes, Transocean’s results of operations and other factors detailed in “Risk Factors” and elsewhere in Transocean’s filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. Transocean disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

About Transocean

Transocean is the world’s largest offshore drilling contractor and the leading provider of drilling management services worldwide. With a fleet of 135 mobile offshore drilling units, excluding two Ultra-Deepwater Drillships and four High-Specification Jackups under construction, Transocean’s fleet is considered one of the most modern and versatile in the world due to its emphasis on technically demanding segments of the offshore drilling business. Transocean owns or operates a contract drilling fleet of 50 High-Specification Floaters (Ultra-Deepwater, Deepwater and Harsh-Environment semisubmersibles and drillships), 25 Midwater Floaters, nine High-Specification Jackups, 50 Standard Jackups and one swamp barge.